UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3255 Bayside Lakes Blvd., Suite 106 Palm Bay, FL 32909
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “Reticulate Micro,” “we,” “us,” “our,” “our company” or the “Company” refer to Reticulate Micro, Inc., a Nevada corporation, and its consolidated subsidiaries.

Special Note Regarding Forward-Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business-Risk Factors” included in our Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Reticulate Micro is a technology company focusing on developing, marketing, and delivering video-compression-based software and hardware products, built on our proprietary and patented Video Assured Secure Transmission (VAST) video compression coding and decoding algorithms and methodologies. Reticulate Micro’s primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. Our core product line of video encoder appliances and virtual management appliances are designed to function in austere, industrial, and virtual environments to deliver highly reliable streaming video and situational awareness, with wieldiness and ease of use for non-technical customers. Our goal is to deliver unquestionably secure video content at the highest possible quality to meet customers’ needs for trustworthy and verifiable high-definition video.

Our primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. We achieve this by providing video streaming technologies, platforms, and services that utilize our proprietary and patented (US-9,451,291) VAST compression methodologies, our VISION OS, and our deep bench of industry expertise. Our technology platform offering centers on enabling the advancement of content-aware video coding and transport-aware distribution, scene and object detection for computer vision, virtual education delivery, the optimization of video distribution, and enhancing the trustworthiness of video to counter deepfake technologies. Our VISION OS enhances the implementation and use of our VAST-enabled appliances by providing remote provisioning, configuration, and management. We also provide support services that include consulting, installation support, training, bespoke systems design, integration, assembly, and testing. We have created a secure video, audio, and information-sharing platform ecosystem founded on our core intellectual property that delivers meaningful solutions to real world problems. Our technology will assure the creation, distribution, and delivery of higher quality video content anywhere and at any time.

Our secondary business focus is the virtual training and education platform from our subsidiary, EdWare LLC, which is designed to help educate individuals and organizations with short lessons and lectures built on content sourced from top universities, content creation companies, and subject matter experts (SMEs) from across the world. The EdWare platform integrates our VAST and ICP technologies into an experience ecosystem that is optimized to function on laptops and cellular phones, enabling secure and ubiquitous learning, testing, certification, and licensing activities. The Company’s approach to learning delivery considers the need to continuously revamp content to tightly align learning objectives, assessments, and instructions with corporate and institutional strategies and goals. EdWare maintains the Company’s competitive edge and relevance by executing the Company’s deep learning approach with its teaching, testing, and assessment feedback process, and then delivering the content at the highest-quality and security possible.

EdWare’s platform and strategic relationships play a crucial role in shaping the Company’s future success. As a virtual training and education platform, EdWare has fostered an extensive network of collaborators and partners, which will prove invaluable as the Company continues to expand its technological offerings into new products and services. Given that EdWare’s platform seamlessly incorporates these technologies, it serves as a prime test case for demonstrating how our innovations can integrate into existing products and services, thereby stimulating greater adoption of our technologies. Furthermore, EdWare’s platform serves as a powerful tool for training and educating both current and potential customers about our suite of products and services.

While we are currently utilizing the EdWare platform internally, we have begun development on the Viator platform, an advancement of the EdWare platform, which we expect to bring to market in late 2024. The name Viator, which derives from the Latin word for learner, symbolizes our steadfast dedication to equipping students across the world with next-generation skills. The main elements of Vision OS and the EdWare platform are being combined to create the Viator platform, and due to this fusion, we believe the Viator platform will possess qualities that are essential for the constantly changing digital environment, such as security, modularity, scalability, data management, and improved video efficiency. Security is crucial in the age of deep fakes and quantum computing, and we believe that by strengthening the EdWare platform with cutting-edge security measures, the Viator platform takes this problem head-on and ensures the integrity and validity of educational information. These improvements will protect sensitive data and crucial processes as we turn toward the defense industry.

Additionally, the Viator platform’s emphasis on video encoding efficiency and effectiveness enhances video clarity even across restricted networks allowing users to connect in smooth, high-quality video conversations regardless of location or network constraints. Considering the growing emphasis on virtual learning and communication, we believe this will be a game-changer in the educational software market. Additionally, we expect the Viator platform to provide the unique ability to audit and analyze user encounters with unmatched detail, security, and video clarity, allowing instructors to learn more about the behavior and performance of their students. We believe this could also be utilized in commercial applications that let companies improve user experiences and customize their goods and services based on precise user interaction data. With the Viator platform, we aim to empower learners, safeguard sensitive information, and enhance our connection and engagement in a rapidly evolving digital world.

Our third and recently emerging business focus is satellite communications support and technology development. We have established Reticulate Space as a distinct business segment of the Company with a dedicated profit and loss center structure. Reticulate Space is founded on a satellite communications (SATCOM)-focused product offering based on our VISION OS platform, Virtual Engineering for Satellite Performance Enhancement and Resourcing (VESPER).

VESPER is designed to address several SATCOM management deficiencies, resolving issues of inadequate control and security. VESPER simplifies network complexity and administration with a single pane of glass displaying all the information, including fundamental health, metrics and position data across operational networks and terminals with the option to drill down and view subcomponent health. VESPER centrally monitors, manages, controls and directs resources where operators can exert precise control and access to terminals and resource allocation. With double-ratchet encryption and a path for quantum-resistant encryption, VESPER securely expands management reach and range with a scalable solution capable of accommodating configurations of thousands of terminals across enterprise networks, whether on-premises or in cloud, fog or mist architectures.

Since VESPER is built on VISION OS, and integrates with existing third-party technologies, the timelines associated with product development are significantly decreased. We expect a fully demonstrable capability by the end of the third quarter of 2024. We believe this is timely, as market demand for this capability is increasing as large corporations, the United States Department of Defense, and international Ministries of Defense wrestle with the management of proliferated low earth orbit (P-LEO) satellite communications networks, connections from consolidated geosynchronous (GEO) network providers, and terrestrial networks. The United States Navy, United States Army, and NATO have large, funded programs in various phases of information requests, proposal requests, and planning that center on this issue. VESPER is designed to meet the requirements of these programs. On the commercial side, VESPER is designed to be equally applicable to corporations like energy infrastructure suppliers, the cruise ship industry, and global maritime transporters that are employing satellite communications to counter disconnected, intermittent and limited (DIL) communications environments.

Additionally, we expect Reticulate Space will address terminal deficiencies in the satellite communications market, where customers require the ability to seamlessly transition between satellite service provider networks that operate in multiple orbital regimes and employ a multitude of satellite modem technologies. We believe current market solutions are either unable to meet this specific demand set or do so poorly. Reticulate Space has established key relationships with emerging and established technology providers with various exclusivity levels to develop unique integrated satellite terminal management technologies designed to exceed customer requirements and expectations. To this end, Reticulate Space is building an executive and engineering leadership team comprised of well-known and pedigreed veterans of the satellite communications market. Reticulate Space’s vertical market focus encompasses land mobile, maritime and aero defense and commercial use cases. Within defense, we see VESPER having immediate utility for military personnel in communications-on-the-move and communications-on-the-walk scenarios.

Recent Developments

On July 1, 2024, we closed a private placement of shares of our Class A Common Stock and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws and (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 14,000 shares of Class A Common Stock at $2.50 per share for a total of $35,000. Boustead Securities, LLC (“Boustead”), who is acting as one of the Lead Selling Agents in our Regulation A offering, acted as the placement agent in the private placements. Pursuant to our engagement letter agreement with Boustead, as amended, we paid Boustead a success fee of $1,575 and a non-accountable expense allowance of $175.

On August 9, 2024, we closed a private placement of units, with each unit consisting of an unsecured 8% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we sold five units at a price of $25,000 per unit for gross proceeds of $125,000. Boustead, who is acting as one of the Lead Selling Agents in our Regulation A offering, acted as the placement agent in the private placement. Pursuant to our engagement letter agreement with Boustead, as amended, we issued Boustead a five-year warrant to purchase up to 8,750 shares of Class A Common Stock, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On August 29, 2024 and September 23, 2024, we conducted closings of our Regulation A offering, pursuant to which we sold 33,955 units, with each unit consisting of one share of our Class A Common Stock and one warrant to purchase one share of our Class A Common Stock, at a price of $3.50 per unit, for gross proceeds of $118,842.50.

On September 17, 2024, September 20, 2024, September 24, 2024, and September 27, 2024, we conducted closings of a private placement of units, with each unit consisting of an unsecured 12% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws and (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we sold 34 units at a price of $25,000 per unit for gross proceeds of $850,000. Boustead, who is acting as one of the Lead Selling Agents in our Regulation A offering, acted as the placement agent in the private placement. Pursuant to our engagement letter agreement with Boustead, as amended, we issued Boustead five-year warrants to purchase up to 59,500 shares of Class A Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers and users or retain existing customers and users;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Results of Operations

Comparison of the Six Months Ended June 30, 2024 and 2023

The following table sets forth key components of our results of operations during the six months ended June 30, 2024 and 2023.

	Six Months Ended June 30,
	2024	2023
Revenue	$26,822	$3,443
Cost of sales	6,109	521
Gross profit	20,713	2,922
Operating expenses:
General and administrative	4,166,182	3,007,806
Research and development	472,800	145,293
Total operating expenses	4,638,982	3,153,099
Loss from operations	(4,618,269)	(3,150,177)
Other income (expense):
Other income	9,989	1,140
Total other income (expense)	9,989	1,140
Loss before income taxes	(4,608,280)	(3,149,037)
Provision for income taxes (benefit)	-	-
Net loss	$(4,608,280)	$(3,149,037)

Revenue

Revenue for the six months ended June 30, 2024 and 2023 was $26,822 and $3,443, respectively. The increase was due to ramp up of the assembly and testing of antennas.

Operating Expenses

Our total operating expenses for the six months ended June 30, 2024 and 2023 were $4,638,982 and $3,153,099, respectively. The increase was due to an increase in research and development expenses, payroll and share based compensation related to services provided to the Company.

Net Loss

Our net loss for the six months ended June 30, 2024 and 2023 was $4,608,280 and $3,149,037, respectively. The change in net loss was due to an increase in operating expenses.

Liquidity and Capital Resources

As of June 30, 2024, we had a consolidated cash balance of $398,092. To date, we have financed our operations primarily through revenue generated from sales of our securities.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations and equity financings to fund our operations and to service our debt obligations for at least the next twelve months. Since June 30, 2024, we raised $1,010,000 in private placements and $118,842.50 through our Regulation A offering. If we are unable to raise the additional funds, our currently available cash resources will be sufficient to fund our operations for at least the next six months. In the future, we may require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. While we had cash of $398,092 and $2,267,956 as of June 30, 2024 and December 31, 2023, respectively, we had revenue of $26,822 and a net loss of $4,608,280 for the six months ended June 30, 2024 and revenue of $42,241 and a net loss of $5,921,731 for the year ended December 31, 2023. As a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through securities offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

However, the sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for the periods presented.

	Six Months Ended
	June 30, 2024	June 30, 2023
Net cash used in operating activities	$(3,132,681)	$(1,015,531)
Net cash used in investing activities	(65,467)	(237,749)
Net cash provided by financing activities	1,328,284	1,089,700
Net change in cash	(1,869,864)	(163,580)
Cash at beginning of period	2,267,956	832,638
Cash at end of period	$398,092	$669,058

Net cash used in operating activities was $3,132,681 and $1,035,821 for the six months ended June 30, 2024 and 2023, respectively. The change was due to an increase in net loss of $1,459,243, an increase in prepaid expenses of $233,118, accounts payable and accrued liabilities of $37,954, net ROU liabilities of $488, offset by a decrease in non-cash expense of $487,562, notes receivable of $40,000 and receivables of $15,670.

Net cash used in investing activities was $65,467 and $217,749 for the six months ended June 30, 2024 and 2023, respectively. The change in net cash used in investing activities was due to a decrease in the purchase of intangible assets of $200,000, offset by an increase in capital expenditure of $47,718.

Net cash provided by financing activities was $1,328,284 and $1,089,700 for the six months ended June 30, 2024 and 2023, respectively. The change was mainly due to proceeds from the sale of common stock.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this report, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. We believe our most critical accounting policies and estimates relate to the following:

Principles of Consolidation

The Company’s consolidated financial statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. They have been prepared in accordance with U.S. GAAP. All intercompany transactions have been eliminated in consolidation.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their grant date fair values. That expense is recognized over the period when an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period) or the straight-line attribution method. Under 718-10-30-20D the determination of whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, shall be made based on the facts and circumstances as of the measurement date.

Recently Issued Accounting Pronouncements

Management does not believe any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited interim consolidated financial statements.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Item 3. Financial Statements

INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR RETICULATE MICRO, INC.

Reticulate Micro, Inc.

Consolidated Balance Sheets

(Unaudited)

	As of June 30, 2024	As of December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents	$398,092	$2,267,956
Accounts receivable	17,804	-
Notes receivable	40,000	40,000
Interest receivable	5,122	3,112
Prepaid expenses	231,541	8,334
Total current assets	692,559	2,319,402

Property and equipment, net	65,893	9,223

Other assets:
Intangible asset, net	164,991	184,936
ROU asset, net of amortization	82,689	95,322
Deposit	7,270	7,270
Total assets	$1,013,402	$2,616,153

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses, trade	$267,518	$294,034
Accounts payable and accrued expenses, related party	135,696	-
ROU, current liability	49,476	34,316
Total current liabilities	452,690	328,350

Long-term liabilities:
ROU, long-term liability	31,873	64,330
Total liabilities	484,563	392,680

Commitments and contingencies	-	-

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized; 0 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	-	-
Common stock Class A, $0.001 par value, 196,400,000 shares authorized; 10,411,244 and 9,780,244 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	10,411	9,780
Common stock Class B, $0.001 par value, 3,600,000 shares authorized; 2,000,000 and 2,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	2,000	2,000
Additional paid-in capital	11,383,551	8,470,535
Accumulated deficit	(10,867,123)	(6,258,842)
Total stockholders’ equity (deficit)	528,839	2,223,473
Total liabilities and stockholders’ equity	$1,013,402	$2,616,153

The accompanying notes are an integral part of these consolidated financial statements.

Reticulate Micro, Inc.

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended June 30,
	2024	2023

Revenue – royalties	$26,822	$3,443
Cost of sales	6,109	521
Gross profit	20,713	2,922

Operating expenses:
General and administrative	294,583	170,908
Payroll, compensation and benefits	2,326,990	2,359,797
Professional services	1,273,767	477,101
Marketing and advertising	270,842	-
Research and development expense	472,800	145,293
Total operating expenses	4,638,982	3,153,099

Loss from operations	(4,618,269)	(3,150,177)

Other income	9,989	1,140
Total other income	9,989	1,140

Net loss	$(4,608,280)	$(3,149,037)

Loss per share – basic and diluted	$(0.38)	$(0.30)

Weighted average number of shares outstanding – basic and diluted	12,120,942	10,664,257

The accompanying notes are an integral part of these consolidated financial statements.

Reticulate Micro, Inc.

Consolidated Statement of Stockholders’ Equity (Deficit)

(Unaudited)

	Common Stock Class A		Common Stock Class B		Additional Paid In	Accumulated	Total Stockholders’ Equity
	Shares	Value	Shares	Value	Capital	Deficit	(Deficit)
Balance, June 30, 2023	8,257,714	$8,258	2,000,000	$2,000	$4,267,831	$(3,486,148)	$791,941

Net loss	-	-	-	-	-	(2,772,694)	(2,772,694)

Options issued	-	-	-	-	371,151	-	371,151

Warrants issued	-	-	-	-	237,046	-	237,046

Issuance of common stock for cash	1,482,530	1,482	-	-	3,494,547	-	3,496,029

Issuance of common stock for services	40,000	40	-	-	99,960	-	100,000

Balance, December 31, 2023	9,780,244	$9,780	2,000,000	$2,000	$8,470,535	$(6,258,842)	$2,223,473

Net loss	-	-	-	-	-	(4,608,280)	(4,608,280)

Options issued	-	-	-	-	1,060,131	-	1,060,131

Warrants issued	-	-	-	-	400,231	-	400,231

Issuance of common stock for cash	581,000	581	-	-	1,327,703	-	1,328,284

Issuance of common stock for services	50,000	50	-	-	124,950	-	125,000

Balance, June 30, 2024	10,411,244	$10,411	2,000,000	$2,000	$11,383,551	$(10,867,123)	$528,839

The accompanying notes are an integral part of these consolidated financial statements.

Reticulate Micro, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2024	2023

Cash flows from operating activities of continuing operations:
Net (loss)	$(4,608,280)	$(3,149,037)
Adjustments to reconcile net loss to cash (used in) operating activities:
Stock issued for services	125,000	2,103,578
Options issued for services	1,060,131	-
Warrants issued for private placements fees	400,231	-
Depreciation and amortization	28,742	-
Changes in operating assets and liabilities:
Accounts receivable	(17,804)	(3,443)
Notes receivable	-	(40,000)
Interest receivable	(2,010)	(702)
Prepaid expenses	(223,206)	8,000
Deposits	-	(7,270)
ROU asset, net	12,633	(116,073)
Accounts payable and accrued expenses	109,179	71,225
ROU liabilities	(17,297)	118,191
Net cash (used in) operating activities	(3,132,681)	(1,015,531)

Cash flows from investing activities:
Purchase of intangibles	-	(200,000)
Acquisition of EdWare	-	(20,000)
Purchase of capital equipment	(65,467)	(17,749)
Net cash (used in) investing activities	(65,467)	(237,749)

Cash flows from financing activities:
Proceeds from the sale of Class A Common Stock	1,328,284	1,089,700
Net cash provided by financing activities	1,328,284	1,089,700

Net increase (decrease) in cash and cash equivalents	(1,869,864)	(163,580)
Cash and cash equivalents at beginning of period	2,267,956	832,638
Cash and cash equivalents at end of period	$398,092	$669,058

The accompanying notes are an integral part of these consolidated financial statements.

Reticulate Micro, Inc.

Notes to Unaudited Interim Consolidated Financial Statements

1. NATURE OF OPERATIONS

Reticulate Micro (the “Company”) was incorporated on June 23, 2022, under the laws of the State of Nevada. Reticulate Micro is located in Las Vegas Nevada, with offices in Palm Bay Florida. Since 2022, the Company has focused on developing, marketing, and delivering video-compression-based software and hardware products, built on its proprietary and patented Video Assured Secure Transmission (VAST) video compression coding and decoding algorithms and methodologies. The Company’s technology platform offering centers on enabling the advancement of content-aware video coding and transport-aware distribution, scene and object detection for computer vision, virtual education delivery, the optimization of video distribution, and enhancing the trustworthiness of video to counter deepfake technologies.

The Company’s primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. The Company achieves this by providing video streaming technologies, platforms, and services that utilize its proprietary VAST compression methodologies, VISION OS, and deep bench of industry expertise. The Company’s core product line of video encoder appliances and virtual management appliances are designed to function in austere, industrial, and virtual environments to deliver highly reliable streaming video and situational awareness, with wieldiness and ease of use for non-technical customers. VISION OS enhances the implementation and use of the Company’s VAST-enabled appliances by providing remote provisioning, configuration, and management. The Company also provides support services that include consulting, installation support, training, bespoke systems design, integration, assembly, and testing.

The Company has created a secure video, audio, and information-sharing platform ecosystem founded on its core intellectual property that delivers meaningful solutions to real world problems. The Company’s technology will assure the creation, distribution, and delivery of higher quality video content anywhere and at any time. The Company’s highest goal is to deliver unquestionably secure video content at the highest possible quality to meet customers’ needs for trustworthy and verifiable high-definition video.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses since its inception, resulting in an accumulated deficit of $10,867,123 as of June 30, 2024, and further losses are anticipated in the development of its business.  Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or debt financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or debt financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

Due to uncertainties related to these matters, there exists a substantial doubt about the ability of the Company to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and the rules and regulations of the Securities and Exchange Commission (the “SEC”), which allow for certain information and footnote disclosures that are normally included in annual financial statements prepared in accordance with U.S. GAAP to be condensed or omitted. In the opinion of management, these unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements for the fiscal year ended December 31, 2023, and include all adjustments necessary for fair presentation. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended December 31, 2023, which were included in the Form 1-A initially filed with the SEC on May 24, 2024.

Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2024.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their grant date fair values. That expense is recognized over the period when an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period) or the straight-line attribution method.

Under 718-10-30-20D the determination of whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, shall be made based on the facts and circumstances as of the measurement date. Factors to be considered under a reasonable valuation method include, as applicable:

a.	The value of tangible and intangible assets of the nonpublic entity

b.	The present value of anticipated future cash flows of the nonpublic entity

c.	The market value of stock or equity interests in similar corporations and other entities engaged in trades or businesses substantially similar to those engaged in by the nonpublic entity for which the stock is to be valued, the value of which can be readily determined through nondiscretionary, objective means (such as through trading prices on an established securities market or an amount paid in an arm’s-length private transaction)

For six months ended June 30, 2024 and 2023, share-based compensation expensed was $1,060,132 and $702,667, respectively.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its unaudited interim consolidated financial statements. Management does not believe any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on its unaudited interim consolidated financial statements.

3. PREPAID EXPENSES

As of June 30, 2024, the Company had prepaid expenses of $231,541, comprising three primary drivers. First is marketing services. The Company entered into annual marketing services to facilitate our capital raise effort for $225,000 in January 2024. The amount will be amortized over a twelve-month period. As of June 30, 2024, the prepaid balance for marketing service is $115,000. Second is encoder licenses for its core product “VAST”. In March 2024, the Company prepaid a semiannual payment of $100,000. As of June 30, 2024, the prepaid balance for encoder services is $50,000. Third is annual payments with its partners for exclusivity. As of June 30, 2024, the prepaid balance for exclusivity is $37,600. The remaining $20,000 is various subscription and pre-payment of annual dues. As of June 30, 2023, the Company had a prepaid balance of $7,333 due to the Company’s purchase of a market analysis tool in December 2022 that had an annual fee of $16,000, which was amortized through the 2023 fiscal year.

4. INTANGIBLE ASSET – PROPERTY LICENSE

On March 14, 2023, the Company entered into an Intellectual Property Purchase Agreement with Basestones Capital Ltd., for the purchase of US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture), issued on September 20, 2016, and the developed source code related to the patent. The Company made a one-time payment of $200,000 for the patent and amortizes over 5 years.

As of June 30, 2024 and 2023, the Company recorded $164,990 and $184,936, respectively as an intangible asset.

5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables are recognized initially at the transaction price and subsequently measured at the undiscounted amount of cash or other consideration expected to be paid. Accrued expenses are recognized based on the expected amount required to settle the obligation or liability.

Trade payables balance as of June 30, 2024 and 2023 is $267,517 and $294,034, respectively. The June 30, 2024 balance includes $186,000 of legal fees related to Form S-1 and Regulation A procedures, $50,000 for product development efforts and remaining $31,517 for general operations.

Related party payables balance as of June 30, 2024 and 2023 is $135,696 and $166,362, respectively. The June 30, 2024 balance includes $67,144 of accrued employee benefits and the remaining $68,552 is for deferral of compensation and payments.

6. STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 196,400,000 shares of Class A common stock at a par value of $0.001 and had 10,411,244 and 9,780,244 shares of Class A common stock issued and outstanding as of June 30, 2024 and December 31 2023, respectively.

The Company is authorized to issue 3,600,000 shares of Class B common stock at a par value of $0.001 and voting rights of 100 votes per share. The Company had 2,000,000 shares of Class B common stock issued and outstanding as of June 30, 2024 and December 31, 2023.

Common Stock Issued in Private Placements

The Company issued 581,000 shares of Class A common stock, at a price of $2.50 per share, in private placements during the six months ended June 30, 2024.

Common Stock Issued for Services

The Company issued 50,000 shares of Class A common stock, at a price of $0.001 per share, for services provided to the Company during the six months ended June 30, 2024.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock at a par value of $0.001 and had no preferred shares issued and outstanding as of June 30, 2024 and December 31, 2023.

Options

During the six months ended June 30, 2024, the Company issued a total of 3,148,000 options to buy its Class A Common Stock at $2.20 per share with various vesting schedules. On the date of the grants, the Company valued the options at $6,307,607 using the Black-Scholes option pricing model with the following assumptions: stock price of $2.50 per share, an expected life of the options of 5.6 years, expected volatility ranging from 96% to 100% depending on the date of issuance, an average risk-free rate of 4.5% depending on the date of issuance and no dividend yield.

Of the 3,148,000 options granted during the six months ended June 30, 2024, 1,500,000 options will only vest upon listing on any national securities exchange. This performance condition is not considered probable until it occurs. As such, expense for these awards would only be recognized upon listing on any national securities exchange. Total Black-Scholes valuation for these awards is $2,931,040.

The Company recognizes compensation cost on a straight-line basis over the total requisite service period of the entire award and an expense of $1,060,132 was recognized during the six months ended June 30, 2024.

The following table reflects a summary of common stock options outstanding and option activity during the six months ended June 30, 2024:

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Options outstanding at December 31, 2022	-	-	-
Granted	1,448,000	$1.00	10
Exercised	-	-	-
Forfeited	-	-	-
Options outstanding at December 31, 2023	1,448,000	$1.00	9.28

Granted	3,178,000	$2.18	10
Exercised	-	-	-
Forfeited	(11,500)	-	-
Options outstanding at June 30, 2024	4,614,500	$1.80	9.51
Options exercisable at June 30, 2024	853,957	$1.02	8.85

The intrinsic value of options outstanding as of June 30, 2024, was $3,213,750.

Warrants

During the six months ended June 30, 2024, the Company issued warrants to buy an aggregate of 282,200 shares of its Class A Common Stock at $0.08 per share, which vest immediately. On the dates of issuance, the Company valued the warrants at $637,830 using the Black-Scholes option pricing model with the following assumptions: stock price of $2.50 per share, an expected life of the warrants of 2.5 years, expected volatility of 96%, an average risk-free rate of 4.6% and no dividend yield. The warrants were expensed at the time of issuance and an expense of $637,830 was recognized during the six months ended June 30, 2024.

On March 13, 2024, warrants issued to our placement agent for private placements in 2023 and February 2024 for an aggregate of 127,085 shares of Class A Common Stock were cancelled and correspondingly expenses recognized in 2023 were reversed for $237,046.

The following table reflects a summary of common stock warrants outstanding and warrant activity during the six months ended June 30, 2024.

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at December 31, 2022	-	-	-
Granted	103,775	$2.50	5
Exercised	-	-	-
Forfeited	-	-	-
Warrants outstanding at December 31, 2023	103,775	$2.50	4.89

Granted	282,200	$0.08	5
Exercised	-	-	-
Forfeited	(127,085)	-	-
Warrants outstanding at June 30, 2024	258,890	$0.08	4.78
Warrants exercisable at June 30, 2024	258,890	$0.08	4.78

The intrinsic value of warrants outstanding as of June 30, 2024, was $625,000.

7. SUBSEQUENT EVENTS

On July 1, 2024, the Company closed a private placement of shares of our Class A Common Stock and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws and (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, the Company issued 14,000 shares of Class A Common Stock at $2.50 per share for a total of $35,000. Boustead Securities, LLC (“Boustead”), who is acting as one of the Lead Selling Agents in the Regulation A offering, acted as the placement agent in the private placements. Pursuant to the Company’s engagement letter agreement with Boustead, as amended, the Company paid Boustead a success fee of $1,575 and a non-accountable expense allowance of $175.

On August 9, 2024, the Company closed a private placement of units, with each unit consisting of an unsecured 8% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, the Company sold five units at a price of $25,000 per unit for gross proceeds of $125,000. Boustead, who is acting as one of the Lead Selling Agents in the Regulation A offering, acted as the placement agent in the private placement. Pursuant to the Company’s engagement letter agreement with Boustead, as amended, the Company issued Boustead a five-year warrant to purchase up to 8,750 shares of Class A Common Stock, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On August 29, 2024 and September 23, 2024, the Company conducted closings of the Regulation A offering, pursuant to which the Company sold 33,955 units, with each unit consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock, at a price of $3.50 per unit, for gross proceeds of $118,842.50.

On September 17, 2024, September 20, 2024, September 24, 2024, and September 27, 2024, the Company conducted closings of a private placement of units, with each unit consisting of an unsecured 12% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws and (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, the Company sold 34 units at a price of $25,000 per unit for gross proceeds of $850,000. Boustead, who is acting as one of the Lead Selling Agents in the Regulation A offering, acted as the placement agent in the private placement. Pursuant to the Company’s engagement letter agreement with Boustead, as amended, the Company issued Boustead five-year warrants to purchase up to 59,500 shares of Class A Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

Item 4. Exhibits

Exhibit No.	Description
2.1	Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-A filed on May 24, 2024)
2.2	Amendment to Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.2 to Form 1-A filed on May 24, 2024)
2.3	Bylaws of Reticulate Micro, Inc. (incorporated by reference to Exhibit 3.3 to Form S-1 filed on October 23, 2023)
2.4	Amendment No. 1 to Bylaws of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.4 to Form 1-A filed on May 24, 2024)
3.1	Form of Selling Agent’s Warrant (incorporated by reference to Exhibit 3.1 to Form 1-A filed on July 17, 2024)
3.2	Form of Placement Agent’s Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed on October 23, 2023)
3.3	Form of Regulation A Investor’s Warrant (incorporated by reference to Exhibit 3.3 to Form 1-A filed on July 17, 2024)
3.4	Form of Private Placement Investor’s Warrant for August 2024 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on October 11, 2024)
3.5	Form of Private Placement Investor’s Warrant for September 2024 Private Placements (incorporated by reference to Exhibit 3.3 to Form 1-U filed on October 11, 2024)
4.1	Form of Regulation A Offering Subscription Agreement (incorporated by reference to Exhibit 4.1 to Form 1-A filed on July 17, 2024)
4.2	Form of Regulation A Offering Subscription Agreement for DealMaker (incorporated by reference to Exhibit 4.2 to Form 1-U filed on August 5, 2024)
6.1	Form of Private Placement Subscription Agreement for October 2022 to June 2023 Private Placements (incorporated by reference to Exhibit 10.1 to Form S-1 filed on October 23, 2023)
6.2	Form of Private Placement Subscription Agreement for September 2023 to July 2024 Private Placements (incorporated by reference to Exhibit 10.24 to Form S-1 filed on April 12, 2024)
6.3	Lease Agreement between Reticulate Micro, Inc. and East Coast Petro, Inc., dated January 30, 2023 (incorporated by reference to Exhibit 10.2 to Form S-1 filed on October 23, 2023)
6.4	Intellectual Property License Agreement, among Reticulate Micro, Inc., Cytta Corporation, Gary Campbell and Michael Collins, dated August 8, 2022 (incorporated by reference to Exhibit 10.3 to Form S-1 filed on October 23, 2023)
6.5	Intellectual Property Purchase Agreement, between Reticulate Micro, Inc. and Basestones Capital Ltd., dated March 14, 2023 (incorporated by reference to Exhibit 10.4 to Form S-1 filed on October 23, 2023)
6.6	Form of Indemnification Agreement between Reticulate Micro, Inc. and each officer or director (incorporated by reference to Exhibit 10.6 to Form S-1 filed on October 23, 2023)
6.7†	Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Form S-1 filed on October 23, 2023)
6.8†	Form of Stock Option Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Form S-1 filed on October 23, 2023)
6.9†	Form of Restricted Stock Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Form S-1 filed on October 23, 2023)
6.10†	Form of Restricted Stock Unit Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Form S-1 filed on October 23, 2023)
6.11†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated October 1, 2022 (incorporated by reference to Exhibit 10.11 to Form S-1 filed on October 23, 2023)

6.12†	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated January 1, 2023 (incorporated by reference to Exhibit 10.12 to Form S-1 filed on October 23, 2023)
6.13†	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated June 14, 2023 (incorporated by reference to Exhibit 10.13 to Form S-1 filed on October 23, 2023)
6.14†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated October 6, 2022 (incorporated by reference to Exhibit 10.14 to Form S-1 filed on October 23, 2023)
6.15†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated January 1, 2023 (incorporated by reference to Exhibit 10.15 to Form S-1 filed on October 23, 2023)
6.16†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Michael Chermak, dated October 30, 2022 (incorporated by reference to Exhibit 10.16 to Form S-1 filed on October 23, 2023)
6.17†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and James Creamer, dated February 15, 2023 (incorporated by reference to Exhibit 10.17 to Form S-1 filed on October 23, 2023)
6.18†	Employment Agreement between Reticulate Micro, Inc. and John Dames, dated February 1, 2023 (incorporated by reference to Exhibit 10.18 to Form S-1 filed on March 11, 2024)
6.19†	Employment Agreement between Reticulate Micro, Inc. and Eduardo Martinez, dated January 1, 2024 (incorporated by reference to Exhibit 10.20 to Form S-1 filed on March 11, 2024)
6.20†	Employment Agreement between Reticulate Micro, Inc. and Paul Scardino, dated January 1, 2024 (incorporated by reference to Exhibit 10.21 to Form S-1 filed on March 11, 2024)
6.21†	Employment Agreement between Reticulate Micro, Inc. and Mark Steel, dated January 1, 2024 (incorporated by reference to Exhibit 10.22 to Form S-1 filed on March 11, 2024)
6.22†	Employment Agreement between Reticulate Micro, Inc. and Amit Shrestha, dated March 1, 2024 (incorporated by reference to Exhibit 10.23 to Form S-1 filed on March 11, 2024)
6.23†	Salary Adjustment Notification between Reticulate Micro, Inc. and John Dames, dated May 14, 2024 (incorporated by reference to Exhibit 6.24 to Form 1-A filed on May 24, 2024)
6.24	Form of Private Placement Subscription Agreement for August 2024 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on October 11, 2024)
6.25	Form of Private Placement Subscription Agreement for September 2024 Private Placements (incorporated by reference to Exhibit 6.2 to Form 1-U filed on October 11, 2024)
6.26	Form of Private Placement 8% Promissory Note for August 2024 Private Placement (incorporated by reference to Exhibit 6.3 to Form 1-U filed on October 11, 2024)
6.27	Form of Private Placement 12% Promissory Note for September 2024 Private Placements (incorporated by reference to Exhibit 6.4 to Form 1-U filed on October 11, 2024)
7.1	Agreement for the Purchase and Sale of Outstanding Membership Interests of EdWare LLC, among Reticulate Micro, Inc., EdWare LLC and Mazhar Hussain, dated December 30, 2022 (incorporated by reference to Exhibit 2.1 to Form S-1 filed on October 23, 2023)
8.1	Escrow Agreement among Reticulate Micro, Inc., Boustead Securities, LLC, and Sutter Securities, Inc., dated July 3, 2024 (incorporated by reference to Exhibit 8.1 to Form 1-A filed on July 17, 2024)
8.2	Escrow Agreement among Reticulate Micro, Inc., Digital Offering LLC, and Enterprise Bank & Trust, dated July 30, 2024 (incorporated by reference to Exhibit 8.2 to Form 1-U filed on August 5, 2024)

†	Executive compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2024	RETICULATE MICRO, INC.

	By:	/s/ Joshua Cryer
	Name:	Joshua Cryer
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joshua Cryer	Chief Executive Officer (Principal Executive Officer) and	October 21, 2024
Joshua Cryer	President

/s/ Amit Shrestha	Chief Financial Officer (Principal Financial Officer and	October 21, 2024
Amit Shrestha	Principal Accounting Officer)